Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

DECEMBER 31, 2020 AND 2019

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) including its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Care, Inc. (formerly known as Neptune Ocean, Inc.), Neptune Growth Ventures, Inc., 9418-1252 Québec Inc. and Neptune Wellness Brands Canada, Inc. for the three-month and nine-month periods ended December 31, 2020 and 2019. This MD&A should be read in conjunction with our condensed consolidated interim financial statements for the three and nine-month periods ended December 31, 2020 and 2019 and our audited consolidated financial statements for the years ended March 31, 2020 and 2019. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month and nine-month periods ended December 31, 2020 and 2019 is based on the condensed consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviewed the contents of the MD&A and recommended its approval to the Board of Directors. The Board of Directors approved this MD&A onFebruary 15, 2021. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the “Related Party Transactions”, ‟Consolidated Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2020 annual MD&A as filed with Canadian securities regulatory authorities on June 10, 2020, other than as disclosed in the notes to the condensed consolidated interim financial statements for the three and nine-month periods ended December 31, 2020 and 2019. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what Management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," “feels,” "expects," "intends," "projects," “seeks,” “may,” "anticipates," "will," "should," or "plans" or the negative use of those words to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking management discussion and analysis

statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission (“SEC”) and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in this MD&A and the AIF under ‟Risk Factors”.

MATERIALITY OF INFORMATION FOR DISCLOSURE PURPOSES

Management determines whether or not information is "material" by judging if a reasonable investor’s decision whether or not to buy, sell or hold securities of the Company would likely be influenced or changed if the information in question were omitted or misstated.

NON-IFRS FINANCIAL MEASURES

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) to assess its operating performance. This non-IFRS financial measure is mainly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of Management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Please note that non-employee compensation related to warrants and signing bonuses were new additions to the Company’s calculation methodology starting with the quarter ended September 30, 2020.  Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employee compensation expenses related to warrants in previous quarters; consequently, the amounts for the nine-month periods ended December 31, 2020 and 2019 reflect the sum of those expenses for all quarters of respective fiscal years.

A reconciliation of net loss to Adjusted EBITDA is presented on page 11 of this document.

management discussion and analysis

BUSINESS OVERVIEW AND RECENT CORPORATE DEVELOPMENTS

Neptune Wellness Solutions Inc. (the "Corporation", the “Company” or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 100-545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation, and this Management Discussion and Analysis, comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Care, Inc. (formerly known as Neptune Ocean, Inc.), Neptune Growth Ventures, Inc., 9418-1252 Québec Inc. and Neptune Wellness Brands Canada, Inc.

Neptune is a diversified and fully integrated health and wellness company with six brand units. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective.

Neptune’s corporate headquarters are located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.

Brand units

Although managed on a consolidated basis, Neptune has reorganized its operations in June 2020 into several brand units in order to better address its markets.  The main brand units are the following:  Consumer Brands, Turnkey Solutions, Health and Wellness Innovations, and Canadian Cannabis.

Hand Sanitizer Products

On April 23, 2020, Neptune announced that it was successfully accelerating production of hand sanitizer products to over one million units weekly in a variety of formats. Neptune, through its Neptune Health & Wellness Innovation unit, began selling its branded hand sanitizer line shortly thereafter. Market demand shifted from smaller formats such as 2 oz and 4 oz to larger formats such as 1 liter and 1 gallon, affecting unit base volumes. Neptune successfully launched an expanded line of hand sanitizer products in the club store channel in July 2020 with confirmed orders. Neptune has engaged third-party manufacturers of hand sanitizer in the United States to supply Neptune with hand sanitizer products. The Company has seen, during the second quarter of FY2021, a reduction in demand for new hand sanitizer shipments, primarily due to oversaturation of the market with such products. Consequently, the Company wrote-down its inventory of hand sanitizer products to its net realizable value during the quarter ended December 31, 2020.

Neptune Obtains Sale License from Health Canada

On June 29, 2020, Neptune announced that Health Canada has approved an amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers and to holders of a license for sale for medical purposes. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.

management discussion and analysis

At-The-Market Offering

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the At-The-Market offering over the NASDAQ stock market, for gross proceeds of $19,045,446 and net proceeds of $18,210,042. The 3% commissions paid and transaction costs collectively amounted to $835,404. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

Completion of a Direct Offering

On July 13, 2020, Neptune entered into definitive agreements with certain healthcare-focused institutional investors for the sale of 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of approximately US$12.65 million (CA$17.1 million) before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”).  The Offering closed on July 15, 2020 with one of its existing institutional investors and two new U.S. institutional investors. The commissions paid and other transaction costs collectively amounted to $1,082,726, for net proceeds of $16,006,156.

Changes to the Board of Directors and New Auditors

On August 12, 2020, two new directors were elected to the Board of Directors of Neptune during the Annual General Meeting (“AGM”): Jane Pemberton and Frank Rochon.

Ms. Pemberton is an experienced growth driven executive, who has spent her career focused on driving accelerated revenue growth, earnings and brand equity, without compromising core values, culture, authenticity or purpose. She is currently the CEO of Vital Nutrients Holdings and an Operating Advisor at North Castle Partners, a leading private equity firm focused exclusively in the Health, Wellness & Active Living Sector.

Mr. Rochon has built a distinguished career over the past 30 years, serving in numerous key leadership positions with the past 20 years at Deloitte Canada. He most recently served as Vice Chairman and Managing Partner of Clients and Industries leading Deloitte Canada’s client and market portfolio, overseeing the firm’s most significant client relationships and opportunities.

Effective with the election of the two new Board members, Hélène Fortin ceased to be a director of Neptune.

Ernst & Young, LLP were also appointed as the Corporation's auditors during the AGM, replacing KPMG LLP.

Neptune Introduces Mood Ring Cannabis Brand for Canadian Market

On August 18, 2020, Neptune introduced its proprietary Mood Ring cannabis brand for the Canadian market. The Mood Ring brand and product line will officially launch in select Canadian markets this fall to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products. Mood Ring leverages Neptune’s decades of experience in the wellness, extraction and consumer packaged goods (“CPG”) industries to bring product offerings to market that are designed to meet the specific demands of Canadian consumers. Mood Ring CBD products primarily target wellness focused consumers looking for natural products, whereas Mood Ring THC concentrates focus on the recreational market. Mood Ring will use Neptune’s proprietary cold ethanol extraction process technology to create full spectrum extracts for the Company’s tincture and capsule products and newly implemented solventless extraction for THC concentrates. These processes allow Mood Ring to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction.

Launch of Legendary Wildlife Conservationist Jane Goodall’s First Product with the Company

On September 17, 2020, Neptune announced the first of its product lines made in collaboration with legendary animal behavior expert and conservationist, Dr. Jane Goodall, under its Forest Remedies™ brand.  Inspired by her love of Africa and passion for protecting wildlife and built with the world-recognized leader International Flavors and Fragrances, this exclusive line of natural, plant-based wellness products directly supports the legendary conservationist’s efforts to create a better world for all living things. With every purchase, 5% of the sale price is donated directly to the Jane Goodall Institute to support continued research, conservation, and education efforts.

management discussion and analysis

Neptune Enters Strategic Distribution Partnership with Global CPG Company

On September 22, 2020, the Company announced an import and stocking distribution partnership with one of the world’s leading consumer goods companies, making and selling around 400 brands in more than 190 countries, for professional beauty, personal care and hygiene product lines. Neptune received the first shipments of products into its inventory in October 2020. It should be noted that the distribution agreement does not require any minimum annual purchase commitments, acceptance of orders placed by Neptune are at the discretion of the global consumer product company. Accordingly, there is no certainty at this time that the full deal size will be realized.

Neptune Secures Supply Agreement with British Columbia Liquor Distribution Branch

The Company has entered into an agreement on September 24, 2020 with the British Columbia Liquor Distribution Branch (“BCLDB”), the wholesaler and public retailer of nonmedical cannabis throughout the province, for the sale and distribution of Neptune’s new proprietary Mood Ring product line.  The agreement marks the launch of Neptune’s Mood Ring product line for sale into the Canadian non-medical cannabis market. Products became available for purchase in December 2020 through the BC Cannabis Store online, in addition to its government-run retail locations across British Columbia and to private licensed retailers in British Columbia.

Private Placement

On October 20, 2020, Neptune entered into definitive agreements with certain US healthcare focused institutional investors for a private placement of 16,203,700 common shares and 10,532,401 warrants to purchase 10,532,401 common shares for gross proceeds of approximately $46.0 million (US$35 million) before deducting fees and other estimated offering expenses (the "Private Placement").  Each warrant will entitle the holder thereof to acquire one common share at an exercise price of US$2.25 per share for a period beginning on April 22, 2021 through October 22, 2025. The Company expects to use the net proceeds from the Private Placement, which closed on October 22, 2020, for purchase order fulfilment, working capital and other general corporate purposes. The transaction costs related to the Private Placement amounted to $2,606,371, for net proceeds of $43,390,629.

Neptune Secures Supply Agreement with the Ontario Cannabis Store

The Company has entered into a supply agreement on October 27, 2020 with the Ontario Cannabis Store (“OCS”), the wholesaler and sole online retailer for recreational cannabis, for the sale and distribution of Neptune's new proprietary recreational product line, Mood Ring.  Ontario is Canada's largest market for adult-use cannabis products. The agreement authorizes Neptune to supply Mood Ring products to the OCS for sale and wholesale distribution. The products are anticipated to be available for purchase this fall through the OCS online store. Additionally, the Mood Ring product line will be available to licensed private retailers in Ontario. Together with British Columbia, this extends Neptune's reach to over 700 retailers in Canada.

Neptune to Open a Florida-based Office

On November 25, 2020, Neptune announced that it intends to open a Florida-based office, which is expected to open by approximately June 2021. The office will focus on U.S. legislation matters in Cannabis and global growth opportunities. This office will lead the Company’s international institutional advocacy program to drive the conversion of cannabis from an illicit to regulated market. This decision was strengthened by the More Act, which was passed on December 7, 2020 by the U.S. Congress.

management discussion and analysis

Neptune to Complete its Strategic Transition from Extraction to Cannabis Consumer Packaged Goods

The Company provided an update on its strategic transition on December 1, 2020.  Neptune expects to complete its transition over the third and fourth quarters of Fiscal 2021 from revenue derived from hemp and cannabis extraction to revenue from consumer packaged goods and branded products, such as Mood Ring™ — an end-to-end developed and manufactured cannabinoid-based product portfolio targeting both wellness-focused CBD consumers looking for natural products, and the recreational market with THC concentrate product. Neptune is beginning its first commercial production of hashish (or hash) — comprised of extracted cannabis trichomes utilizing its own proprietary technologies at the Company’s purpose-built facility in Sherbrooke, Quebec. The hashish products are focused on the recreational market for high THC products and will be available to a footprint totaling over 700 retail stores across Ontario and British Columbia, with the opportunity to scale to additional retailers in additional provinces upon securing supply agreements.

Neptune is paid on sales to the retailers for its cannabis-based products, but expects to only recognize the full extent of revenue upon sales to the end customer during the first year of a product SKU, as the unsold items can be returned by the retailers.

With regards to other facets of Neptune’s diversified business, including the sale of health and wellness products announced on November 16, 2020, Neptune is delaying fulfillment into the fourth quarter of Fiscal 2021 (or later) of certain products manufactured overseas due to rising air freight costs and the challenges in international supply chains resulting from macroeconomic conditions facing the world due to the COVID-19 pandemic.

Neptune Acquires Controlling Interest in Sprout Foods, Inc.

On February 10, 2021, Neptune announced the acquisition of a 50.1% interest in Sprout Foods, Inc. ("Sprout"), a portfolio investment of Morgan Stanley Expansion Capital ("MSEC"). As part of the transaction, investment funds managed by MSEC will become a major shareholder in Neptune.  Sprout is an organic plant-based baby food and toddler snack company with USD$28 million in annual net revenues. The transaction consideration includes a cash payment of USD$6.0 million and the issuance of 6,741,573 Neptune common shares having a value of USD$12.0 million. Additionally, Neptune is guaranteeing a USD$10.0 million note issued by Sprout in favor of MSEC.  Management is currently analyzing the accounting impact of the transaction. Prior to the closing of this transaction, on February 4, 2021, the Subcommittee on Economic and Consumer Policy (the “Subcommittee”) to the Committee on Oversight and Reform of the U.S. House of Representatives issued a report relating to the levels of heavy metals found in baby food products. Further, on February 11, 2021, the Subcommittee sent a letter to Sprout requesting documents and information about heavy metals that may be found in its products. Sprout has until February 25, 2021 to respond to the letter and may seek an extension.

management discussion and analysis

BUSINESS UPDATE AND OUTLOOK

Neptune’s vision is to change consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Our mission is to redefine health and wellness and help humanity thrive by providing sustainable consumer focused solutions.

Despite the decline in global economic activity since the outbreak of the COVID-19 virus, Neptune has taken transformative, and successful, actions to increase its sales, distribution and reach at both the business-to-business and business-to-consumer segments in the consumer-packaged goods (“CPG”) market.

Specifically:

•

Neptune has a dual go-to market Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) strategy focused on dramatically expanding its global distribution reach. The strategy sets Neptune apart from its competition and has started to yield a consistent, long-term revenue opportunity for the Company as it begins to sell its products in these channels as well. Accordingly, Neptune has transitioned the focus of its Sherbrooke facility more and more from B2B to B2C in the second and third quarters of FY2021. Also, the operations of SugarLeaf at the Conover facility were paused; at the moment, no date has been set for resumption of operations.

•

Neptune continues to build a broad portfolio of natural, plant-based, and sustainable brands and CPG products in key health and wellness markets, including hemp, nutraceuticals, personal care, and home care. Neptune recently submitted a registration to the Environmental Protection Agency (“EPA”) in the United States for its new line of disinfecting wipes qualifying for the EPA’s List N: Disinfectants for Use Against SARS-CoV-2. Neptune took the strategic undertaking to produce this item to help in the fight against COVID-19, and the submission represents a critical and required regulatory step for the Company to bring safe and effective disinfecting wipes to the market.

•

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself.

•

To increase efficiencies and future profitability across Neptune’s brand units, the Company reduced its headcount by 25% during the third quarter of FY2021 to focus on business initiatives and to accelerate profitability with less focus on long-term, asset heavy investments. The headcount reduction represents potential savings of $3.5 million on an annual basis, but some of those savings could be reallocated to areas of growth for Neptune.  Additionally, the Company recently succeeded in its petition to decertify the union representing employees at its facility in Sherbrooke, Quebec. Following the decertification, a new union has been formed by a portion of the employees at the Sherbrooke, Quebec facility. Neptune expects to enter into negotiations with this new union regarding the establishment of a new collective agreement. Furthermore, Neptune transitioned the operations of its Biodroga subsidiary to Neptune’s headquarters in Laval for cost efficiency reasons and has hired new general managers for Biodroga and its Sherbrooke facility, in line with the brand unit model.

•

Neptune’s flagship innovative consumer-facing brands, Forest Remedies™ and Ocean Remedies™, that were launched in 2020, continue to get international recognition as Neptune’s collaboration with Jane Goodall on the Wonders of Africa Essential Oil Kit and Jane Goodall by Forest Remedies Hand Sanitizer spray won a 2020 OK! Wellness Award.

•

Neptune plans to expand its line of cannabis consumer product goods readying itself for expansion into the United States when permitted by United States Federal law, based on the results of a comprehensive and independent survey commissioned by the Company.

management discussion and analysis

•

In preparation for potential U.S. cannabis legalization under Federal law, Neptune is proactively primed for larger distribution. Neptune’s Mood Ring™ line—which was launched in select Canadian markets during the third quarter of FY2021, providing consumer demand for high-quality, affordable, and environmentally friendly cannabis products—positions the Company to scale its owned and operated brands to introduce additional cannabis products to complement our hemp and essential oil lines.

Markets

Cannabis Market

As mentioned above, Neptune obtained its sale license from Health Canada on June 29, 2020; the amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers and to holders of a license for sale for medical purposes was authorized. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.  Consequently, Neptune introduced its proprietary Mood Ring cannabis brand for the Canadian market on August 18, 2020 and received its first orders on November 25, 2020.

Health and Wellness Innovation Market

Neptune began scaling up its production efforts of hand sanitizer products in March 2020 as part of its response to the COVID-19 pandemic.  We believe that demand for hand sanitizer products and other personal protective equipment will remain elevated and increase even following resolution of the COVID-19 pandemic, even though the Corporation had to write-down its current hand sanitizer products inventory to its net realizable value, as consumers incorporate the use of hand sanitizer into daily routines to prevent germs and protect their health.  Also part of this market are innovative brands and new products to address demand for critical health and wellness products, such as the Neptune Halo oximeter, the Neptune Air non-contact thermometer, as well as other scents and sizes in Neptune’s hand sanitizer product lines and other innovations in development.

Our B2B strategy

Speciality Ingredients

Neptune offers a variety of specialty ingredients, including our licensed specialty ingredient MaxSimil. Leveraging our global network of suppliers, we also source a variety of other marine oils, seed oils and specialty ingredients that are available for sale. Our specialty ingredients usually come in bulk soft gels or other finished forms, serve as a dietary supplement to consumers, and are available under distributors’ private labels, primarily in the Canadian and U.S. nutraceutical markets.

Turnkey Solutions – Customized Consumer Products

With more than 50 years of combined experience in the nutrition industry, the Corporation, through its nutraceuticals products business also formulates, develops and provides to customers turnkey nutrition solutions.

Our B2C strategy

Neptune, through its Neptune Health & Wellness Innovations, Inc. subsidiary, began selling its branded hand sanitizer line in the first quarter of fiscal year 2021, and launched an expanded line of hand sanitizer product lines in the club store channel in July 2020. These hand sanitizer products are plant-based hand sanitizers made with specialized blends of essential oils, aloe vera and fruit extracts and were developed with International Flavors & Fragrances, Inc. However, as the market was flooded with competing products, the market is currently stagnating; consequently, Neptune had to write-down its hand sanitizer products inventory to its net realizable value.

Neptune’s brand accelerator is building innovative brands and additionally bringing new products to market to address market demand for critical health and wellness products such as the Neptune Halo oximeter, the Neptune Air non-contact thermometer, as well as other scents and sizes in Neptune’s hand sanitizer product lines and other innovations in development.

We are currently working on accelerating brand equity for our Forest Remedies™, Ocean Remedies™ and Mood RingTM brands.

management discussion and analysis

Forest Remedies™. Under our Forest Remedies™ brand, we intend to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand was focused in the United States. The Forest Remedies™ brand is available at retailers across the United States.

Ocean Remedies™. Neptune also rebranded OCEANO³ to Ocean Remedies™. The Company’s omega-3 products are now commercialized under the Ocean Remedies™ brand. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. We have increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Mood Ring™. In Canada, we have received our license amendment from Health Canada to sell cannabis products, and we now commercialize, under the Mood Ring™ brand, derived product forms of cannabis such as tinctures, capsules, concentrates and other refined products destined to frequent cannabis consumers. We plan to also sell cannabis products in the province of Quebec under a separate brand specifically designed for the Quebec market.

Our growth strategy

No matter the market or brand unit, Neptune intends to grow its business in an efficient and sustainable manner.

management discussion and analysis

SEGMENT DISCLOSURES

In prior fiscal years, the Corporation’s reportable segments were the nutraceutical and the cannabis segments. The nutraceutical segment offered turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provided extraction and purification services from cannabis and hemp biomass. The Company also offered formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

At the beginning of the current fiscal year, the Company revised its management structure and performance is no longer measured based on segment income (loss) before corporate expenses in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as Management believes that such information is no longer relevant in evaluating the results of the Corporation.

As opposed to a change in reportable segments where the comparatives for the previous period would be restated to show the results of the comparative period according to the new reportable segments, there is no need to restate the comparatives, nor show the reportable segments, as the Corporation’s Chief Operating Decision Maker uses the consolidated statement of financial position and the consolidated statement of loss and comprehensive loss to evaluate the results of the Corporation.

Geographical information

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month period	Three-month period
	ended December 31, 2020	ended December 31, 2019
	Total revenues	Total revenues

Canada	$1,566,944	$4,946,283
United States	1,752,837	4,142,494
Other countries	533	85,632
	$3,320,314	$9,174,409

	Nine-month period	Nine-month period
	ended December 31, 2020	ended December 31, 2019
	Total revenues	Total revenues

Canada	$16,453,143	$9,978,202
United States	26,755,895	9,953,349
Other countries	44,793	116,147
	$43,253,831	$20,047,698

As a result of the changes in the portfolio of products sold by the Company, as well as increased sales and marketing efforts in the United States, revenues increased by $6.5 million (or 65%) in Canada and $16.8 million (or 169%) in the United States for the nine-month period ended December 31, 2020 compared to the nine-month period ended December 31, 2019; Neptune recorded its first sales for the health and wellness innovations products (mainly in the United States) and the B2B extraction revenues were up in Canada For the quarter ended December 31, 2020, revenues decreased by $3.4 million (or 68%) for Canada (mainly due to the decrease in B2B extraction revenues and as the Biodroga revenues decreased temporarily, due to timing of orders) and $2.4 million (or 58%) in the US (due to the pause in operations at SugarLeaf) compared to the same period the previous year. Neptune experienced production and transportation issues with third parties related to the pandemic situation, resulting in non-significant revenues from the health and wellness innovation product portfolio expansion in the quarter ended December 31, 2020.

management discussion and analysis

ADJUSTED EBIDTA

Although the concept of Adjusted EBIDTA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies.  Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employee compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs, impairment losses, write-downs, revaluations and changes in fair values of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA1 reconciliation, in thousands of dollars

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Net income (loss) for the period	$(73,799)	$5,603	$(107,066)	$(21,624)
Add (deduct):
Depreciation and amortization	2,815	2,556	8,365	5,772
Acceleration of amortization and impairment of long-lived non-financial assets	13,953	—	13,953	—
Revaluation of liability related to warrants	(5,366)	—	(5,366)	—
Net finance costs	5,287	569	5,028	93
Stock-based compensation	3,577	4,503	9,729	13,239
Non-employee compensation related to warrants	1,695	1,053	5,112	1,053
Provisions	80	72	561	231
Acquisition costs	—	51	—	2,211
Signing bonuses, severances and related costs	—	—	601	1,263
Cybersecurity incident	—	—	1,983	—
Write-down of inventories and deposits	7,391		7,391
Impairment loss on long-lived assets	37,708	44,096	37,708	44,096
Income tax expense (recovery)	(1,829)	5	(4,690)	(73)
Change in fair value of contingent consideration	—	(64,509)	—	(60,426)
Adjusted EBITDA[1]	$(8,488)	$(6,001)	$(26,691)	$(14,165)

Please note that non-employee compensation related to warrants and signing bonuses are new additions to the Company’s calculation methodology since the quarter ended September 30, 2020.  Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employee compensation expenses related to warrants in previous quarters; consequently, the amounts for the nine-month periods ended December 31, 2020 and 2019 reflect the sum of those expenses for all quarters of respective fiscal years. Please also note that the change in fair value of the contingent consideration was also added to the calculation of the adjusted EBITDA for the comparative periods.

1.The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis

CONSOLIDATED RESULTS

Revenues

Total revenues for the three-month period ended December 31, 2020 amounted to $3,320,314 representing a decrease of $5,854,095 or 64% compared to $9,174,409 for the three-month period ended December 31, 2019. For the nine-month period ended December 31, 2020, revenues totalled $43,253,831 representing an increase of $23,206,133 or 116% compared to $20,047,698 for the nine-month period ended December 31, 2019. During the nine-month period ended December 31, 2020, the Corporation realized an expansion in its health and wellness product portfolio including hand sanitizers, non-contact thermometers and gloves; this expansion is a strategic response to the needs related to Covid-19.  However, during the three-month period ended December 31, 2020, Neptune experienced production and transportation issues with third parties (such as FDA requirements, lack of raw materials and supply chain challenges) related to the pandemic situation, resulting in non-significant revenues from the health and wellness innovation expansion. Whenever third parties experience delays, disruptions, capacity constraints, regulatory issues or quality control problems in their operations, or fail to meet Neptune’s requirements for timely delivery, Neptune’s ability to ship and deliver certain of its products to its customers can be impacted and can cause the loss of sales and existing or potential customers, delayed revenue recognition or an increase in expenses, all of which can harm Neptune’s business, as seen during the last quarter.  Also, the Biodroga revenues decreased temporarily, due to timing of orders, and there was a decline in revenues from the hemp related products, which triggered the impairment of the SugarLeaf CGU.

Consequently, the increase for the nine-month period ended December 31, 2020 was mainly attributable to new health and wellness products (increase of $18.5 million) and a temporary increase of the extraction revenues in the first half of last fiscal year (increase of $6.9 million), partly offset by the decrease in revenues from turnkey solutions (decrease of $2.1 million). As for the quarter ended December 31, 2020, the decrease came mainly from cannabis related products (decrease of $3.5 million) and turnkey solutions (decrease of $2.4 million).

When compared to the previous quarter of fiscal year 2021, the revenues decreased by $25,366,169 or 88%, which was mainly attributable to the decrease in the new health & wellness products (decrease of $17.2 million) and to the extraction market (decrease of $7.6 million).

Total revenues for the three-month and nine-month periods ended December 31, 2020 include $523,096 and $1,217,743 respectively of royalty revenues compared to $339,743 and $1,029,912 for the three-month and nine-month periods ended December 31, 2019. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017. The increase of royalty revenues for the three-month and nine-month periods ended December 31, 2020 is related to the timing of sales of our licensees, which has an impact on royalty revenues.

Gross Profit (Loss)

Gross profit (loss) is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials, and to acquire finished goods.

The consolidated gross profit (loss) for the three-month period ended December 31, 2020 amounted to $(8,907,668) compared to $(38,528) for the three-month period ended December 31, 2019, an increase of $8,869,140 or 23,020% to this loss. As for the gross profit (loss) for the nine-month period ended on December 31, 2020, it totalled $(10,203,417) compared to $(742,028) for the nine-month period ended December 31, 2019, an increase of 1,275% or $9,461,389 to this loss. The changes in gross profit (loss) for the three-month and nine-month periods ended December 31, 2020, compared to the three-month and nine-month periods ended December 31, 2019, are mainly attributable to a write-down of inventory (about $5.5 million, recorded in the quarter ended December 31, 2020), the write-off of a prepaid amount to a supplier (about $1.8 million, also recorded during the last quarter) and significant overhead that was expensed as it is related to production. Increases in cost of sales expenses were offset by $0.9 million of government wage subsidies related to the Canada Emergency Wage Subsidy (“CEWS”), for both the three-month and nine-month periods.

Other factors affecting gross margin include lack of raw materials and components, supply chain challenges and transportation issues, all increasing costs. Furthermore, Neptune launched numerous new products since the beginning of fiscal 2021, such as hand sanitizer, the Neptune Halo oximeter, the Neptune Air non-contact thermometer and Mood RingTM, causing high production management discussion and analysis

ramp-up costs to temporarily reduce the gross margin of those new products; the situation is expected to stabilize over the course of the next few quarters. As an example, hand sanitizer that was made in Mexico for sale in the United States is now made in the USA in accordance with customer requirements.  To respect that requirement, Neptune had to find new suppliers, which ended up being more expensive, but that cost increase could not be passed on to the customer. Moreover, due to the worldwide Covid-19 pandemic, supply chains are experiencing many challenges, such as delays and unexpected failures in third party manufacturers and logistics, including delays at customs or ports of entry.

The consolidated gross margin decreased from (0.4)% for the three-month period ended December 31, 2019 to (268.3)% for the three-month ended December 31, 2020, a decrease of 267.9%. As for the nine-month periods, the gross margin went from (3.7)% in 2019 to (23.6)% in 2020, a decrease of 19.9%. The changes in gross margin versus last year are directly related to the factors mentioned above.

Research and Development (“R&D”) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $436,307 in the quarter ended December 31, 2020 compared to $1,041,123 for the quarter ended December 31, 2019; they amounted to $1,437,376 in the nine-month period ended
December 31, 2020 compared to $1,924,409 for the same period the prior year. The decrease of $604,816 or 58% for the quarter ended December 31, 2020 is mainly due to the reduction of expenses in the R&D projects related to cannabis (decrease of about $412,000) and Biodroga (decrease of about $242,000), partly offset by an increase of about $49,000 for the health and wellness innovation brand unit. As for the nine-month period ended December 31, 2020, the decrease of $487,033 or 25% is again mainly due to cannabis related projects (decrease of about $275,000) and Biodroga (decrease of about $261,000), partly offset by the same $49,000 of R&D expenses related to health and wellness innovation.  Those reductions of expenses are mainly attributable to the fact that the Company reduced its headcount during the third quarter of FY2021.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses amounted to $31,580,722 in the three-month period ended December 31, 2020 compared to $13,156,063 for the three-month period ended December 31, 2019, an increase of $18,424,659 or 140% mainly due to the accelerated depreciation of the SugarLeaf intangible assets (accounts for $14.0 million of the increase), bad debts (increase of $3.5 million), legal fees (increase of $2.5 million) and advertising fees (increase of $1.3 million), partly offset by multiple less significant increases and decreases, such as audit fees,  share based compensation and others. Regarding the nine-month period ended December 31, 2020 compared to the same period in 2019, SG&A expenses amounted to $62,869,456 compared to $35,267,384, an increase of $27,602,072 or 78%, again mainly due to the accelerated depreciation of the SugarLeaf intangible assets ($14.0 million), the Q2 cybersecurity incident (increase of $2.0 million), and the increase of marketing and advertising fees ($4.8 million), salaries and benefits ($4.0 million), bad debts ($4.6 million) and depreciation and amortization ($2.5 million), partly offset by a decrease in share based compensation ($2.8 million) and legal fees ($1.4 million), the rest of the increase coming from less significant increases in insurance, commissions, audit fees and others. Increases in SG&A expenses were offset by $0.9 million of government wage subsidies related to the CEWS, for both the three-month and nine-month periods.

The largest increase for both the three-month and nine-month periods ended December 31, 2020 is the accelerated depreciation of the SugarLeaf intangible assets, namely the customer relationships and the famer relationships. As a result of the COVID-19 pandemic, the Company was forced to furlough a number of SugarLeaf employees. During the quarter ended December 31, 2020, the downturn in oil prices for cannabis persisted (as was the case at the end of the previous fiscal year), and the commercial viability of the SugarLeaf CGU was reviewed. Management noted that the customers for which a customer relationship intangible asset was acquired with the SugarLeaf CGU had ceased placing orders and there was minimal active business relationships with these customers. As the CGU is no longer viable given declining pricing and demand, the Corporation will not benefit from these relationships and thus decided to take accelerated amortization for this intangible asset, in the amount of $7.7 million during the quarter ended December 31, 2020. Also, Neptune is not currently producing or selling any products resulting from the farmer relationships acquired with the SugarLeaf CGU. Furthermore, SugarLeaf does not currently have any contracts with customers and there is no commercial viability to these supplier relationships with the farmers. Neptune will not realize future economic benefits from these relationships and thus, Management decided to take accelerated amortization for this intangible asset, in the amount of $6.3 million during the quarter ended December 31, 2020.

management discussion and analysis

Impairment losses on assets

The impairment loss on goodwill, on property, plant and equipment, and on right-of-use assets for the three-month and nine-month periods ended December 31, 2020 totaled $37,708,088 compared to the impairment loss on intangible assets of $44,096,585 for the same periods the previous year, a decrease of $6,388,497 or 15%.  These impairment losses are all due to the SugarLeaf cash generating unit; considering the reasons mentioned previously under SG&A for the accelerated amortization of intangible assets, and considering that the recoverable amount of the SugarLeaf CGU could no longer sustain the value of its assets, Management impaired the remaining goodwill related to the SugarLeaf CGU as at December 31, 2020 (as $44.1 million of goodwill had been written-off the year before) of $35.6 million during the three-month and nine-month periods ended December 31, 2020. The remaining excess of carrying value of the SugarLeaf CGU over its fair value less cost of disposal was allocated on a pro-rata basis to the other assets of the CGU resulting in impairment charges of $2.0 million and $0.1 million for property, plant and equipment and right-of-use assets respectively for the three-month and nine-month periods ended December 31, 2020, compared to nil for the same periods the previous year.

Net finance costs, revaluations, changes in fair values and foreign exchange losses

This portion of the consolidated statement of income (loss) amounted to $3,005,239 and $462,146 respectively for the three-month and nine-month periods ended December 31, 2020 compared to $63,939,869 and $60,332,664 for the three-month and nine-month periods ended December 31, 2019, a decrease of $60,934,630 or 95% for the quarter, and of $59,870,518 or 99% for the nine-month period. The decrease for the three-month period ended December 31, 2020 is mainly attributable to the changes in fair values, as there was a $5.4 million revaluation of the liability related to warrants in fiscal year 2021, compared to a $64.5 million change in fair value of the contingent consideration related to the SugarLeaf acquisition in fiscal year 2020; during the quarter ended December 31, 2020, $0.9 million of warrants issuance costs were recorded under finance costs, compared to nil for the same period the previous year. As for the nine-month period ended December 31, 2020, the decrease is again mainly attributable the changes in fair values mentioned above (net $55.0 million) and the warrants issuance costs ($0.9 million).

Income taxes

The net loss of the three-month period ended December 31, 2020 includes an income tax recovery of $1,828,930 compared to an expense of $4,996 for the three-month period ended December 31, 2019; the increase of $1,833,926 or 36,708% in the income tax expense recovery is mainly attributable to the reversal of a deferred tax liability previously recorded related to the SugarLeaf CGU intangible assets for which amortization was accelerated.  As for the nine-month period ended December 31, 2020, the net loss of that period includes an income tax recovery of $4,690,040 compared to $73,360 for the same period the previous year; the change of $4,616,680 or 6,293% in the income tax recovery provision is again mainly attributable to the reversal of a deferred tax liability previously recorded.

Adjusted EBITDA1

Adjusted EBITDA loss increased by about $6,572,000 or 343% for the quarter ended December 31, 2020 to an Adjusted EBITDA of about ($8,488,000) compared to the quarter ended December 31, 2019; for the nine-month period ended December 31, 2020, Adjusted EBITDA loss increased by about $16,610,000 or 165%, to about ($26,691,000). The decrease in Adjusted EBITDA for the quarter ended December 31, 2020 compared to the quarter ended December 31, 2019 is mainly attributable to the change in net loss (increase of $79.4 million).  As for the nine-month period ended December 31, 2020, the decrease in Adjusted EBIDTA is again mainly caused by the change in net loss (increase of $85.4 million).

[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis

Net loss

The Corporation realized a net loss for the three-month period ended December 31, 2020 of $73,798,616 compared to a net income of $5,602,574 for the three-month period ended December 31, 2019, a decrease of $79,401,190 or 1,417%. The decrease in the net income for the three-month period ended December 31, 2020 is attributable mainly to the decrease in revenues ($5.9 million), the increase in cost of sales ($3. million), the increase in SG&A expenses ($18.4 million), the decrease in revaluations and changes in fair values ($59.1 million), partly offset by the decrease in impairment losses on assets ($6.4 million) and by the increase in income tax recovery ($1.8 million), as previously discussed.

The net loss for the nine-month period ended December 31, 2020 totaled $107,066,151 compared to $21,624,382 for the nine-month period ended December 31, 2019, an increase of $85,441,769 or 395%. The increase in the net loss for the nine-month period ended December 31, 2020 is attributable mainly to the decrease in gross profit ($9.5 million), the increase in SG&A expenses ($27.6 million) and the decrease in positive changes in fair values and revaluations ($55.0 million), partly offset by the decrease in impairment losses on assets ($6.4 million), as mentioned above.

management discussion and analysis

USE OF PROCEEDS

The use of proceeds for the three-month and nine-month periods ended December 31, 2020 and 2019 was as follows:

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Sources:
Proceeds from the issuance of shares through an At-The-Market Offering	$—	$—	$19,045,446	$—
Proceeds from the issuance of shares through a Direct Offering	—	—	17,089,372	—
Proceeds from the issuance of shares and warrants through a Private Placement	45,997,000	—	45,997,000	53,970,867
Proceeds from exercise of options	1,157,276	2,150,194	6,437,218	2,485,395
Proceeds from exercise of warrants	—	—	—	2,527,500
Proceeds from sale of PPE	—	3,967	—	3,967
Proceeds from sale of Acasti shares	307,974	5,317,770	307,974	5,317,770
Increase in loans and borrowings	—	3,746,392	—	3,746,392
Maturity of short-term investment	192	—	12,192	12,000
Interest received	18,255	42,288	49,314	125,091
Foreign exchange gain on cash and cash equivalents held in foreign currencies	55,927	—	—	270,846
	47,536,624	11,260,611	88,938,516	68,459,828

Uses:
Acquisition of a subsidiary, net of cash acquired	—	—	—	15,770,400
Acquisition of property, plant and equipment	2,809,694	3,736,054	6,099,527	8,698,304
Acquisition of intangible assets	191,254	135,571	304,556	306,004
Variation of the bank line of credit	—	—	—	620,000
Repayment of loans and borrowings	—	—	—	2,957,132
Payment of lease liabilities	96,085	103,299	318,722	279,322
Interest paid	95,126	65,082	321,586	263,344
Costs of issuance of shares	2,606,860	(13,726)	4,524,990	2,495,936
Foreign exchange loss on cash and cash equivalents held in foreign currencies	—	182,799	927,680	—
Cash flows used in operating activities	18,620,937	10,631,685	60,812,834	26,105,667
	24,419,956	14,840,764	73,309,895	57,496,109

Net cash inflows (outflows)	$23,116,668	$(3,580,153)	$15,628,621	$10,963,719

Sources of Funds

For the three-month period ended December 31, 2020, funds coming from different sources amounted to $47,536,624 representing an increase of $36,276,013 or 322% compared to $11,260,611 for the three-month period ended December 31, 2020. The increase for the quarter ended December 31, 2020 was mainly attributable to the gross proceeds of the private placement (increase of $46.0 million), partly offset by the decrease in the proceeds from the sale of Acasti shares (decrease of $5.0 million), no new loans and borrowings (decrease of $3.7 million) and a reduction in proceeds from the exercise of options (decrease of $1.0 million).

Sources of funds went up by $20,478,688 or 30%, from $68,642,627 for the nine-month period ended December 31, 2019, to $88,938,516 for the nine-month period ended December 31, 2020. The increase for the nine-month period ended December 31, 2020 was mainly attributable to more shares and warrants being issued (increase of $28.2 million) and the increase in proceeds from the exercise of options and warrants ($1.4 million), partly offset by the decrease in the proceeds from the sale of Acasti shares (decrease of $5.0 million) and no new loans and borrowings (decrease of $3.7 million).

management discussion and analysis

Uses of Funds

For the quarter ended December 31, 2020, funds used for operating, investing and financing activities amounted to $24,419,956 representing an increase of $9,579,192 or 65% compared to $14,840,764 for the quarter period ended December 31, 2019. The change for the quarter ended December 31, 2020 was mainly attributable to the increase in cash flows used in operating activities (plus $8.0 million) and the increase in costs of issuance of shares and warrants (plus $2.6 million), partly offset by less investment in property, plant and equipment (decrease of $0.9 million).

For the nine-month period ended December 31, 2020, funds used for operating, investing and financing activities amounted to $73,309,895 representing an increase of $15,813,786 or 28% compared to $57,678,908 for the nine-month period ended December 31, 2019. The increase for the nine-month period ended December 31, 2020 was also mainly attributable to higher cash flows being used in operating activities (increase of $34.7 million) and the increase in costs of issuance of shares and warrants (plus $2.0 million), partly offset by the fact that no subsidiary was acquired during the quarter (decrease of $15.8M) and by a reduction in investment in property, plant and equipment (decrease of $2.6 million) and the absence of repayment of loans and borrowings (decrease of $3.0 million).

Net cash inflows (outflows)

Consequent to the changes in sources and uses of funds for the three-month and nine-month periods ended December 31, 2020 discussed above, net cash inflows amounted to $23,116,668 and $15,628,621 respectively for the three-month and nine-month periods ended December 31, 2020, compared to net cash inflows (or outflows) of ($3,580,153) and $10,963,719 respectively for the three-month and nine-month periods ended December 31, 2019.

This represents an increase of $26,696,821 or 746% for the third quarter of fiscal year 2021 compared to the third quarter of fiscal year 2020, and an increase of $4,664,902 or 43% for the nine-month period ended December 31, 2020 compared to the same period in the previous year, direct consequence of the changes in the sources and uses of funds described earlier.

management discussion and analysis

CAPITAL RESOURCES

Liquidity position

As at December 31, 2020, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $32,205,697. The Corporation also has a short-term investment of $24,032.

Loans and borrowings

During the year ended March 31, 2020, a subsidiary of the Corporation closed a revolving line of credit with a large Canadian financial institution for an amount of $5,000,000 to support its operations. As at December 31, 2020, a loan of $3,250,000 at prime rate plus 1.45% was in use under this revolving line of credit. Amounts presented in the consolidated statement of financial position are net of transaction costs of nil as at December 31, 2020 ($69,073 as at March 31, 2020).  The revolving line of credit expired on November 6, 2020. The financial institution agreed to extend the same terms and conditions until December 31, 2020 and again until February 15, 2021 with a limit of $3,500,000.

Neptune also closed a US$45 million letter of credit facility with Perceptive Advisors to support the Corporation’s inventory purchases. No fee was paid by Neptune for the establishment of this facility, but the Corporation will incur a fee of 2.5% on any funds actually drawn under the facility.  No amounts were drawn from the letter of credit facility as at December 31, 2020.

Equity

Equity consists of the following items:

	December 31,	March 31,
	2020	2020

Share capital	293,735,479	213,876,454
Warrants	23,709,384	18,597,776
Contributed surplus	71,319,786	69,173,313
Accumulated other comprehensive income	1,125,464	5,517,376
Deficit	(270,600,777)	(163,534,626)
Total equity	119,289,336	143,630,293

management discussion and analysis

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month and nine-month periods ended December 31, 2020 and 2019, and as at December 31, 2020 and March 31, 2020, in thousands of dollars.

	Three-month periods ended		Nine-month periods ended
	December 31	December 31,	December 31,	December 31,
	2020	2019	2020	2019
	$	$	$	$
Total revenues	3,320	9,174	43,254	20,048
Adjusted EBITDA[1]	(8,488)	(6,001)	(26,691)	(10,081)
Net income (loss)	(73,799)	5,603	(107,066)	(21,624)
Basic and diluted income (loss) per share	(0.59)	0.06	(0.95)	(0.24)

	As at Dec. 31, 2020	As at March 31, 2020
	$	$
Total assets	147,268	168,776
Working capital[2]	57,452	21,579
Non-current financial liabilities	8,883	7,930
Equity attributable to equity holders of the Corporation	119,289	143,630

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following tables set out selected consolidated financial information for the last eight quarters.  All amounts in these tables are in thousands of dollars, except for basic and diluted loss per share which are shown in dollars.  More details and explanations on each of the quarterly financial data above can be found in the corresponding Management Discussion and Analysis.

	December 31,	September 30,	June 30,	March 31,
	2020	2020	2020	2020
	$	$	$	$
Total Revenues	3,320	28,686	11,247	9,530
Adjusted EBITDA[1]	(8,488)	(12,920)	(3,356)	(25,354)
Net loss	(73,799)	(21,840)	(11,427)	(39,239)
Basic and diluted loss per share	(0.59)	(0.20)	(0.13)	(0.41)

	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019
	$	$	$	$
Total Revenues	9,174	6,512	4,361	5,664
Adjusted EBITDA[1]	(6,001)	(4,581)	(3,583)	(2,707)
Net income (loss)	5,603	(20,775)	(6,452)	(12,384)
Basic and diluted income (loss) per share	0.06	(0.23)	(0.08)	(0.16)

__________

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes, in thousands of dollars, to the statement of financial position (other than equity) at December 31, 2020 compared to March 31, 2020:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	15,629	Refer to “Use of Proceeds”
Trade and other receivables	8,351

Increase due to revenue earned during Q2 but billed only in Q3 and not yet collected ($9.7 million, net of provision for doubtful allowance) and Canada Emergency Wage Subsidies receivable ($1.8 million), partly offset by a reduction of trade receivables due to the decrease in revenues

Prepaid expenses	3,469	Mainly due to supplier prepayments (about $1.3 million) for services not yet received and increases in insurances (about $0.5 million)
Inventories	10,315

Mainly due to increase in finished goods inventory, goods related to the expansion of the Neptune’s product portfolio, net of the write-down of $7.4 million of hand sanitizer products inventory mentionned earlier

Property, plant and equipment	1,114	Improvement to Sherbrooke facility for cannabis business, net of depreciation and impairment loss
Intangible assets	(20,506)	Includes $14.0 million of accelerated depreciation of customer and farmer relationships related to SugarLeaf
Goodwill	(39,050)	Includes $35.6 million in impairment loss related to SugarLeaf
Trade and other payables	894	Increase in purchases related to inventories and PPE
Provisons	561

Increase in the provision for royalties payments in a litigation case with a Former CEO of Neptune, for which the hearing was held on February 2, 2021 and the Corporation is awaiting the decision of the panel.

Deferred tax liabilities	(4,920)	Mainly due to the reversal a deferred tax liability previously recorded
Liability related to warrants	6,058	Fair value of the warrants issued as part of the private placement during the quarter
Other liability	564	Increase in the long-term incentive to the CEO

See the statement of changes in equity in the condensed consolidated interim financial statements for details of changes to the equity accounts from
March 31, 2020.

management discussion and analysis

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at December 31, 2020, in thousands of dollars:

						Dec. 31, 2020
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$13,522	$13,522	$13,345	$177	$—	$—
Lease liabilities[1]	1,221	3,045	733	1,300	1,012	—
Loans and borrowings[2]	3,250	3,240	3,240	—	—	—
Other Liability[3]	1,782	19,088	—	—	—	19,088
Research and development contracts	—	579	279	300	—	—
Purchase obligation	—	385	385	—	—	—
Other agreements	—	1,322	426	853	43	—
	$19,775	$41,181	$18,408	$2,630	$1,055	$19,088

(1)	Includes interest payments to be made on lease liabilities corresponding to discounted effect.
(2)	Includes interest payments to be made on loans and borrowings.
(3)	According to the employment agreement with the CEO, a long-term incentive is payable if the Corporation reaches a level of market capitalization.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of December 31, 2020, Neptune was compliant with all of its borrowing covenant requirements.

management discussion and analysis

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by a Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,676,228 has been recognized for this claim as of December 31, 2020 (refer to ”Provisions” in this MD&A).

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,708,250 (US$3,700,000). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $197 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognised for this case as at December 31, 2020.

(iii)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself and, based on currently available information, no provision has been recognized for this case as at December 31, 2020.

(iv)

In July 2020, the Corporation experienced a cybersecurity incident which was reported to the authorities. The Corporation paid an amount to the threat actor in exchange for destruction of the data held by the threat actor. In addition, Neptune also incurred other costs associated with this cybersecurity incident, including legal fees, investigative fees, costs of communications with affected customers and credit monitoring services provided to the Corporation’s current and former employees. The Corporation expects to continue to incur costs associated with maintaining appropriate security measures and otherwise complying with its obligations. The expenses related to this cybersecurity incident totaled nil and $1,983,286 respectively in the three-month and nine-month periods ended December 31, 2020 and are recorded under selling, general and administrative expenses in the consolidated interim statement of loss and comprehensive loss. Neptune will continue to evaluate its protection and monitoring on a regular basis to reduce attacks and future risk of cyber incidents. The Corporation has no indication of improper use of any of the data of the Corporation or personal information of its employees in connection with this cybersecurity incident, however there can be no assurances that the Corporation will not face future contingencies.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

PROVISIONS

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a former chief executive officer of Neptune (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement.

management discussion and analysis

Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial costs and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130,074 was recorded in the consolidated statement of financial position in the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings. During the three-month and nine-month periods ended December 31, 2019, the Corporation paid nil and $1,202,666 respectively related to the portion of the judgment not contested by Neptune and also paid legal fees for the appeal. During the three-month and nine-month periods ended December 31, 2020, an additional amount of $79,955 and $546,902 (2019 - $71,914 and $212,658) respectively has been recorded as provision for royalties payments on sales for this period consolidated revenues and as expenses related to the litigation. As at December 31, 2020, the provision recorded for this litigation is totalling $1,676,228 ($1,115,703 as at March 31, 2020).

The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. Management does not believe it is possible to make assumptions on the evolution of the cases beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation filed its appeal factum on July 30, 2019. The hearing was held on February 2, 2021 and the panel subsequently dismissed the Corporation’s appeal. The Corporation is currently exploring possible next steps.

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835,000 were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the nine-month period ended September 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

SIGNIFICANT ACCOUNTING POLICIES

Please refer to Note 3 of the annual consolidated financial statements as at March 31, 2020 for more information about significant accounting policies used to prepare the financial statements. In addition, please refer to Note 3 of the condensed consolidated interim financial statements as at December 31, 2020 and more precisely to revenue recognition related to principal versus agent arrangements.

management discussion and analysis

When preparing the financial statements in accordance with IFRS, the management of Neptune must make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Such estimates are based on Management’s knowledge of current events and actions that the Corporation may take in the future.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2020 and 2019 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2020 other than as disclosed in note 3(b) to the condensed consolidated interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES (“DC&P”) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”)

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by applicable rules of the SEC, Management is responsible for the establishment and maintenance of DC&P and ICFR. The Corporation’s management, including the CEO and CFO, has designed the DC&P and ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Corporation’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Identified Material Weakness

The CEO and the CFO are responsible for establishing and maintaining ICFR. The Corporation’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and the CFO have concluded that the Corporation’s ICFR were not effective as of June 30, 2020 because of a material weakness which led to the restatement of its interim condensed consolidated financial statements for the three-month period ended June 30, 2020.

The Corporation experienced significant and rapid change during the fiscal year 2021 as a result of its business plan and the addition of new business lines and products. The Corporation’s continuous risk assessment process was not effective in responding to the rapid rate of change in processes, personnel and new lines of business and products as well as the change to business processes required by COVID-19. The Corporation did not have sufficient resources available to adequately assess risk and implement controls in the requisite timeframe with respect to revenue recognition for a transaction entered into in the three-month period ended June 30, 2020. This resulted in a restatement of the previously issued condensed consolidated interim financial statements as at and for the three-month period ended June 30, 2020 with respect to revenue recognition related to the aforementioned transaction.

The material weakness identified by Management relates to review controls over complex revenue transactions not being sufficient to ensure that sufficiently qualified personnel evaluate accounting implications related to new lines of business and complex transactions.

management discussion and analysis

Remediation of Material Weakness in ICFR

Management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to analyzing changes in the business and assessing key controls that are responsive to those changes. The Corporation will seek to reinforce the technical accounting and internal control expertise in its finance department.  Additionally, Management will provide more comprehensive and timely training to its technical accounting and internal control personnel.

We will identify and implement controls and procedures to ensure adequate review and disclosure of complex transactions, specifically requiring accounting memorandums prepared by the Finance Department to include all key elements of the transaction and review and approval of the CFO prior to any complex transactions being executed.

We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

Limitation on scope of design

During the previous fiscal year, and only for that period, the Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filing. The Corporation elected to exclude the SugarLeaf business acquired as allowed by National Instrument 52-109. As at December 31, 2020, the Corporation has completed its analysis and assessment of internal controls of SugarLeaf which is no longer excluded from Management’s assessment of DC&P and ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those set forth below and those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

We identified a material weakness in our internal control over financial reporting and restated our financial statements for the three-month period ended June 30, 2020 as a result of factors related to that weakness. This may adversely affect the accuracy and reliability of our financial statements and, if we fail to maintain effective ICFR it could impact our reputation, business and the price of our common shares, as well as lead to a loss of investor confidence in us.

Our Management has concluded that, as of June 30, 2020, our ICFR was not effective due to a material weakness. The Corporation experienced significant and rapid change during the fiscal year as a result of our business plan and the addition of new business lines and products. The Corporation’s continuous risk assessment process was not effective in responding to the rapid rate of change in processes, personnel and new lines of business and products as well as the change to business processes required by COVID-19 and the Corporation did not have sufficient resources available to adequately assess risk and implement controls in the requisite timeframe. We determined that we would restate our previously issued condensed consolidated interim financial statements as at and for the three-month period ended June 30, 2020 with respect to revenue recognition in which an arrangement initially recognized at the gross amount was restated to present the net amount of the transaction.

There can be no assurance that we will be able to successfully remediate the identified material weakness, or that we will not identify additional control deficiencies or material weaknesses in the future. If we are unable to successfully remediate our existing or any future material weaknesses in our ICFR, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities laws and Nasdaq listing requirements regarding the timely filing of periodic reports, investors may lose confidence in our financial reporting and the price of our ordinary shares may decline.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

management discussion and analysis

The preparation of financial statements and related disclosures in conformity with IFRS requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures.

As a result, if future events or regulatory or auditor views differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common shares, and adversely affect our business, financial condition and results of operations.

ISSUED AND OUTSTANDING SECURITIES

The following table details the number of issued and outstanding securities as at the date of this MD&A:

Number of Securities Issued and Outstanding

Common shares	137,992,528
Share options	14,176,213
Deferred share units	76,632
Restricted share units	3,510,187
Warrants	16,707,401
Total number of securities	172,462,961

The Corporation’s common shares are being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. Each option, restricted share, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from the treasury of the Corporation.

ADDITIONAL INFORMATION

This MD&A is dated February 15, 2021.  Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.